NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

SEC
Mail Processing
Section

NOV 07 2008

Washington, DC
103

FILE No.
82-4749

[redacted]

08005801

October 27, 2008

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated October 27, 2008

Please find enclosed 3 copies of the news release listed above.

PROCESSED
NOV 14 2008
THOMSON REUTERS

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE OCTOBER 27, 2008

News Release: **08-15** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING IS COMPLETE AT THE VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling at the Viking gold Property in Newfoundland is now complete. A total of 10 holes and 575 meters of core have been drilled.

The drill program was successful in testing 3 targeted areas. Holes 1 to 5 tested the Thor Vein which is partially exposed in Trench 9 where a 0.75 meter channel sample at surface returned 308 g/t Au. Visible gold has been found in drill core in most of the holes testing the Thor Vein. Holes 6 to 9 tested the Odin Vein which is located 70 meters south of the Thor Vein at the intersection of trenches 1 and 7. Surface samples in this area include channel samples with 79.5 g/t gold over 0.5 meters and 35 g/t gold over 1 meter, and quartz boulders from the zone have returned grades up to 314.1 g/t gold. Holes 7, 8 and 9 have all intersected zones of strong alteration and quartz veining near the contact between mafic and felsic rock units. Hole 10 was located 310 meters south of the Odin Vein and tested a zone of strong mineralization identified in Trench 14. Surface channel samples at Trench 14 have identified a zone with 84.4 g/t gold over 1 meter surrounded by a larger zone of lower grade mineralization including 7.7 g/t gold over 2 meters, 0.5 g/t Au over 9 meters, and 0.4 g/t Au over 6 meters. Drill hole 10 has intersected altered and quartz veined rock similar to that which occurs at surface.

Holes 1 to 5 have been logged, sampled, and sent to the lab for assay. Holes 6 to 10 are in the process of being logged and sampled and will be sent for assay as soon as they are complete. Assay results for holes 1 and 2 are expected in 2 to 3 weeks. The results for the remaining holes should be available in 4 to 5 weeks.

The company is very pleased with the drill program at Viking which ran smoothly and completed all of its objectives. Three zones of surface mineralization have been tested at depth and in all 3 zones drilling has intersected altered and quartz veined rocks similar to those observed at surface. All of the zones tested remain open along strike and at depth and the potential to expand these zones of quartz veining and alteration remains excellent.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program is being supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **OCTOBER 27, 2008**

News Release: **08-15** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING IS COMPLETE AT THE VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling at the Viking gold Property in Newfoundland is now complete. A total of 10 holes and 575 meters of core have been drilled.

The drill program was successful in testing 3 targeted areas. Holes 1 to 5 tested the Thor Vein which is partially exposed in Trench 9 where a 0.75 meter channel sample at surface returned 308 g/t Au. Visible gold has been found in drill core in most of the holes testing the Thor Vein. Holes 6 to 9 tested the Odin Vein which is located 70 meters south of the Thor Vein at the intersection of trenches 1 and 7. Surface samples in this area include channel samples with 79.5 g/t gold over 0.5 meters and 35 g/t gold over 1 meter, and quartz boulders from the zone have returned grades up to 314.1 g/t gold. Holes 7, 8 and 9 have all intersected zones of strong alteration and quartz veining near the contact between mafic and felsic rock units. Hole 10 was located 310 meters south of the Odin Vein and tested a zone of strong mineralization identified in Trench 14. Surface channel samples at Trench 14 have identified a zone with 84.4 g/t gold over 1 meter surrounded by a larger zone of lower grade mineralization including 7.7 g/t gold over 2 meters, 0.5 g/t Au over 9 meters, and 0.4 g/t Au over 6 meters. Drill hole 10 has intersected altered and quartz veined rock similar to that which occurs at surface.

Holes 1 to 5 have been logged, sampled, and sent to the lab for assay. Holes 6 to 10 are in the process of being logged and sampled and will be sent for assay as soon as they are complete. Assay results for holes 1 and 2 are expected in 2 to 3 weeks. The results for the remaining holes should be available in 4 to 5 weeks.

The company is very pleased with the drill program at Viking which ran smoothly and completed all of its objectives. Three zones of surface mineralization have been tested at depth and in all 3 zones drilling has intersected altered and quartz veined rocks similar to those observed at surface. All of the zones tested remain open along strike and at depth and the potential to expand these zones of quartz veining and alteration remains excellent.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program is being supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **OCTOBER 27, 2008**

News Release: **08-15** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING IS COMPLETE AT THE VIKING GOLD PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling at the Viking gold Property in Newfoundland is now complete. A total of 10 holes and 575 meters of core have been drilled.

The drill program was successful in testing 3 targeted areas. Holes 1 to 5 tested the Thor Vein which is partially exposed in Trench 9 where a 0.75 meter channel sample at surface returned 308 g/t Au. Visible gold has been found in drill core in most of the holes testing the Thor Vein. Holes 6 to 9 tested the Odin Vein which is located 70 meters south of the Thor Vein at the intersection of trenches 1 and 7. Surface samples in this area include channel samples with 79.5 g/t gold over 0.5 meters and 35 g/t gold over 1 meter, and quartz boulders from the zone have returned grades up to 314.1 g/t gold. Holes 7, 8 and 9 have all intersected zones of strong alteration and quartz veining near the contact between mafic and felsic rock units. Hole 10 was located 310 meters south of the Odin Vein and tested a zone of strong mineralization identified in Trench 14. Surface channel samples at Trench 14 have identified a zone with 84.4 g/t gold over 1 meter surrounded by a larger zone of lower grade mineralization including 7.7 g/t gold over 2 meters, 0.5 g/t Au over 9 meters, and 0.4 g/t Au over 6 meters. Drill hole 10 has intersected altered and quartz veined rock similar to that which occurs at surface.

Holes 1 to 5 have been logged, sampled, and sent to the lab for assay. Holes 6 to 10 are in the process of being logged and sampled and will be sent for assay as soon as they are complete. Assay results for holes 1 and 2 are expected in 2 to 3 weeks. The results for the remaining holes should be available in 4 to 5 weeks.

The company is very pleased with the drill program at Viking which ran smoothly and completed all of its objectives. Three zones of surface mineralization have been tested at depth and in all 3 zones drilling has intersected altered and quartz veined rocks similar to those observed at surface. All of the zones tested remain open along strike and at depth and the potential to expand these zones of quartz veining and alteration remains excellent.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program is being supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

END